EXHIBIT 97.1

COMPENSATION RECOVERY POLICY
Dynatrace, Inc. (the “Company”) has adopted this Compensation Recovery Policy (this “Policy”), as described below.
1.    Overview
This Policy sets forth the circumstances and procedures under which the Company shall recover Erroneously Awarded Compensation from Covered Persons (each as defined below) in accordance with rules issued by the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the New York Stock Exchange (the “Exchange”). Capitalized terms used and not otherwise defined herein shall have the meanings given in Section 3 below.
2.    Compensation Recovery Requirement
In the event the Company is required to prepare a Financial Restatement, the Company shall recover reasonably promptly all Erroneously Awarded Compensation received by a Covered Person with respect to such Financial Restatement.
3.    Definitions
a.“Applicable Recovery Period” means the three completed fiscal years immediately preceding the Restatement Requirement Date for a Financial Restatement. In addition, in the event the Company has changed its fiscal year: (i) any transition period of less than nine months occurring within or immediately following such three completed fiscal years shall also be part of such Applicable Recovery Period; and (ii) any transition period of nine to 12 months will be deemed to be a completed fiscal year.
b.“Applicable Rules” mean (i) Section 303A.14 of the Exchange’s Listed Company Manual and any other rules or regulations adopted by the Exchange pursuant to Rule 10D-1 under the Exchange Act; and (ii) any applicable rules or regulations adopted by the SEC pursuant to Section 10D of the Exchange Act.
c.“Board” means the Board of Directors of the Company.
d.“Committee” means the Compensation Committee of the Board or, in the absence of such committee, a majority of independent directors serving on the Board.
e.“Covered Person” means any Executive Officer. A person’s status as a Covered Person with respect to Erroneously Awarded Compensation shall be determined as of the time of receipt of such Erroneously Awarded Compensation regardless of the person’s current role or status with the Company (e.g., if a person began service as an Executive Officer after the beginning of an Applicable Recovery Period, that person would not be considered a Covered Person with respect to Erroneously Awarded Compensation received before the person began service as an Executive Officer, but would be considered a Covered Person with respect to Erroneously Awarded Compensation received after the person began service as an Executive Officer where such person served as an Executive Officer at any time during the performance period for such Erroneously Awarded Compensation).

f.“Effective Date” means October 2, 2023.
g.“Erroneously Awarded Compensation” means the amount of any Incentive-Based Compensation received by a Covered Person on or after the Effective Date and during the Applicable Recovery Period that exceeds the amount that otherwise would have been received by the Covered Person had such compensation been determined based on the restated amounts in a Financial Restatement, computed without regard to any taxes paid. Calculation of Erroneously Awarded Compensation with respect to Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Financial Restatement, (i) shall be based on a reasonable estimate of the effect of the Financial Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received; and (ii) the Company shall maintain documentation of the determination of such reasonable estimate and provide such documentation to the Exchange in accordance with the Applicable Rules.
h.“Executive Officer” means any person who served as an executive officer (in accordance with the definition of such term as set forth in the Applicable Rules) of the Company at any time during the performance period applicable to Incentive-Based Compensation and received Incentive-Based Compensation after beginning service as such an officer (regardless of whether such Incentive-Based Compensation was received during or after such person’s service as such an officer).
i.“Financial Reporting Measures” mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, any measures that are derived wholly or in part from such measures (including, for example, a non-GAAP financial measure), and stock price and total shareholder return. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC.
j.“Financial Restatement” means an accounting restatement of previously issued financial statements of the Company due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously-issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
k.“Incentive-Based Compensation” means any compensation provided, directly or indirectly, by the Company or any of its subsidiaries that is granted, earned, or vested based, in whole or in part, upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation is deemed received, earned, or vested when the Financial Reporting Measure is attained, not when the actual payment, grant, or vesting occurs.
l.“Restatement Requirement Date” means, with respect to a Financial Restatement, the earlier to occur of: (i) the date the Board concludes, or reasonably should have concluded, that the Company is required to prepare the Financial Restatement; or (ii) the date that a court, regulator, or other legally authorized body directs the Company to prepare the Financial Restatement.

4.    Exceptions to Compensation Recovery Requirement
The Company may elect not to recover Erroneously Awarded Compensation pursuant to this Policy if the Committee determines that recovery would be impracticable, and at least one of the following conditions, together with any further requirements set forth in the Applicable Rules, are met: (a) the direct expense paid to a third party, including outside legal counsel, to assist in enforcing this Policy would exceed the amount to be recovered, and the Company has made a reasonable attempt to recover such Erroneously Awarded Compensation and the Company has documented such reasonable attempt to recover and provided that documentation to the Exchange; or (b) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
5.    Tax Considerations
To the extent that, pursuant to this Policy, the Company is entitled to recover any Erroneously Awarded Compensation that is received by a Covered Person, the gross amount received (i.e., the amount the Covered Person received, or was entitled to receive, before any deductions for tax withholding or other payments) shall be returned by the Covered Person.
6.    Method of Compensation Recovery
The Committee shall determine, in its sole discretion, the method for recovering Erroneously Awarded Compensation hereunder, which may include, without limitation, any one or more of the following:
a.requiring reimbursement of cash Incentive-Based Compensation previously paid;
b.seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;
c.cancelling or rescinding some or all outstanding vested or unvested equity-based awards;
d.adjusting or withholding from unpaid compensation or other set-off;
e.cancelling or offsetting against planned future grants of equity-based awards;
f.forfeiture of any deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder; and/or
g.any other method permitted by applicable law or contract.
Notwithstanding the foregoing, a Covered Person will be deemed to have satisfied such person’s obligation to return Erroneously Awarded Compensation to the Company if such Erroneously Awarded Compensation is returned in the exact same form in which it was received; provided that equity withheld to satisfy tax obligations will be deemed to have been received in cash in an amount equal to the tax withholding payment made.

7.     Policy Interpretation
This Policy shall be interpreted in a manner that is consistent with the Applicable Rules and any other applicable law. The Committee shall take into consideration any applicable interpretations and guidance of the SEC in interpreting this Policy, including, for example, in determining whether a financial restatement qualifies as a Financial Restatement hereunder. To the extent the Applicable Rules, other applicable laws, or the terms and conditions of any similar policy in any employment agreement, equity award agreement or similar agreement require recovery of Incentive-Based Compensation or other compensation in additional circumstances besides those specified in this Policy, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Company to recover Incentive-Based Compensation to the fullest extent required by the Applicable Rules, applicable law or such other policies or agreements.
This Policy amends and restates in its entirety the Company’s Policy for Recoupment of Incentive Compensation (the “Predecessor Policy”) as of the Effective Date. Incentive-Based Compensation received prior to the Effective Date of this Policy shall be subject to the terms and conditions of the Predecessor Policy. Incentive-Based Compensation received on or after the Effective Date of this Policy shall be subject to the terms and conditions of this Policy.
8.    Policy Administration
This Policy shall be administered by the Committee; provided, however, that the Board shall have exclusive authority to authorize the Company to prepare a Financial Restatement. In doing so, the Board may rely on a recommendation of the Audit Committee of the Board. The Committee shall have such powers and authorities related to the administration of this Policy as are consistent with the governing documents of the Company and applicable law. The Committee shall have full power and authority to take, or direct the taking of, all actions and to make all determinations required or provided for under this Policy and shall have full power and authority to take, or direct the taking of, all such other actions and make all such other determinations not inconsistent with the specific terms and provisions of this Policy that the Committee deems to be necessary or appropriate to the administration of this Policy. The interpretation and construction by the Committee of any provision of this Policy and all determinations made by the Committee under this policy shall be final, binding and conclusive. No member of the Committee shall be personally liable for any action or determination made in good faith with respect to the Policy or to any settlement of any dispute between a Covered Person and the Company. The Committee shall be entitled to rely upon the advance, opinions or valuations of any attorneys, consultants, accountants, appraisers or other persons.
9.    Compensation Recovery Repayments not Subject to Indemnification or Insurance
Notwithstanding anything to the contrary set forth in any agreement with, or the organizational documents of, the Company or any of its subsidiaries, Covered Persons are not entitled to (a) indemnification against the loss of any Erroneously Awarded Compensation or for any losses arising out of or in any way related to Erroneously Awarded Compensation recovered under this Policy; or (b) reimbursement (i) through the Company's third party insurance; or (ii) for a Covered Person’s cost of any third party insurance policy for the loss of any Erroneously Awarded Compensation or for any losses arising out of or in any way related to Erroneously Awarded Compensation recovered under this Policy.
Adopted by the Board on October 19, 2023
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